Exhibit 99.3

Approximately 1.0% of the Gross Proceeds of this Offering initially will be reserved as working capital to meet costs and expenses of Partnership's operations. Amounts held in Reserves will be available to pay the Partnership's investor servicing expenses. See "Investor Servicing Expenses" above.

Although the General Partners believe the Partnership's initial level of Reserves to be reasonable, if such Reserves and any other available income of the Partnership are insufficient to cover the Partnership's operating expenses and liabilities, it may be necessary to accumulate additional funds from cash flow or to liquidate investments in one or more Complexes; provided that in no event will amounts received from a Guaranteed Investment Contract be so accumulated nor is it the General Partners' intention that any portion of a Guaranteed Investment Contract be liquidated. The Partnership's working capital Reserves may be increased or decreased from time to time by the General Partners in order to reflect anticipated costs and expenses and potential losses, and in certain circumstances the level of Reserves may exceed an amount equal to 1.0% of the Gross Proceeds of this Offering. The amount of Cash Available for Distribution and/or Sale or Refinancing Proceeds, if any, that is available for distribution to the Limited Partners may be affected accordingly. See "Management's Discussion and Analysis of the Financial Condition of the Partnership."

SPECIFIED INVESTMENTS

The Partnership has identified for investment an operating partnership interest in the Operating Partnership ("Carrollton Partnership") that owns Fieldpointe, a garden apartment complex located in Frederick, Maryland (the "Fieldpointe Complex"). This Prospectus will be supplemented during the term of this Offering at such time as the General Partners believe a reasonable probability exists that any such investment will be made by the Partnership upon specified terms.

CARROLLTON GARDEN APARTMENTS
Frederick, Maryland

Introduction

The Partnership has entered into a purchase and sale agreement pursuant to which, subject to the sale of the Minimum Offering, it will acquire an Operating Partnership Interest in the Carrollton Partnership, and as part of that documentation the form of the operating partnership agreement of Carrollton Partnership ("Carrollton Partnership Agreement") in the form that the same will exist as of the date such acquisition has been agreed to. Such acquisition is subject to numerous standard closing conditions. There is no assurance that the investment will be made in accordance with the terms described below or that it will be made at all. This Prospectus will be supplemented at such time that additional agreements with respect to the Fieldpointe Complex are entered into by the Partnership and the Carrollton Partnership.

The Fieldpointe Complex

The Fieldpointe Complex is expected to consist of 252 apartment units to be completed by August 15, 1987. The plans call for 21 walk-up buildings (three story) of wood frame construction located on a 16 acre site with parking spaces for approximately 500 cars. On-site amenities are expected to include a clubhouse building with locker room and on-site management office, a swimming pool and two tennis courts. It is the developer's intention that each unit will be equipped with a refrigerator, range, disposal, dishwasher, carpeting, central air-conditioning, washer and dryer and fireplaces (in 75% of the market rate units). The buildings have been designed in compliance with state and local ordinances relating to multi-family residential real estate housing.

The following is a breakdown of the apartment units contained in the Fieldpointe Complex and the projected rental rates for leases commencing during the year 1988, which is anticipated to be the first calendar year following rent-up of the apartment units:

Number of Units	Description of Unit	Square Feet	Monthly Rent	Monthly Rent Per Square Foot
36	1 BR, 1 B	707	465	$.66
54	2 BR, 2 B	1,030	585	.57
3	2 BR, 1 B	1,030	565	.55
57	2 BR, 1 B	996	525	.53
86	2 BR, 2 B	891	525	.59
4	2 BR, 1 B	891	510	.57
6	3 BR, 2 B	1,196	660	.55
6	3 BR, 2 B	1,112	650	.58
252		234,972

Developer

The Carrollton Partnership, Carrollton Associates Limited Partnership, is a limited partnership formed in the District of Columbia on December 18, 1985 and qualified to do business in the State of Maryland as Carrollton X Associates Limited Partnership. The current general partners of the Carrollton Partnership are Farrell Properties Ltd., Altman Properties Ltd., Birndorf Properties Ltd. and Wilder Richman Corporation. Each of the general partners also is a limited partner of the Carrollton Partnership. Farrell Properties Ltd. is owned by Thomas D. Farrell, a co-founder and Executive Vice President of Concord Mortgage Company, the Mortgage Banker. Mr. Farrell has held positions as appraiser, Chief Underwriter and Director of Operations of U.S. Department of Housing and Urban Development Area offices. He has directed origination activities for two other mortgage companies and has developed and been a partner in five residential housing projects with HUD-insured mortgage financing. Altman Properties, Ltd. is owned by Berel P. Altman who has participated in twenty-eight HUD-insured housing projects, either as a partner or contractor. Birndorf Properties Ltd. is owned by Allan S. Birndorf, a co-founder and President of Concord Mortgage Company. Mr. Birndorf formerly was Product Manager for Government Assisted Properties for a wholly-owned subsidiary of Citibank, N.A, where he originated financings involving over $100 million of multi-family and health facilities. In addition, Mr. Birndorf is a member of the National Association of Home Builders and the Mortgage Bankers Association. Upon closing of the Partnership's acquisition of an Operating Partnership Interest in the Carrollton Partnership, the current limited partners of the Carrollton Partnership will become the general partners (collectively, the "Carrollton Developer General Partner"). Farrell Properties Ltd. will remain the managing general partner of the Carrollton Partnership until construction completion. Upon completion Wilder Richman Corporation will be designated the managing general partner of the Carrollton Partnership. Wilder Richman Corporation is an Affiliate of the WRC General Partner. See "Management of the Partnership."

Architect

The architect for the Fieldpointe Complex is William A. Klene, who has been a practicing architect in Herndon, Virginia for twenty-six years. Mr. Klene employs two full-time staff architects and his work is principally housing and institutional design. He has designed approximately twenty-two HUD mortgage-insured apartment projects. Mr. Klene has no involvement with the Fieldpointe Complex other than as architect.

General Contractor

The general contractors for the Fieldpointe Complex are American International Construction Corp., Inc. and Elion Concrete, Inc. Joint Venture, a newly-formed joint venture located in Baltimore, Maryland (collectively, the "Builder"). Elion Concrete, Inc. is owned by Nathan Schweitzer (who has served as President for sixteen years) and employs fifteen salaried employees and two hundred and twenty-five field employees. Elion Concrete, Inc. currently has sixteen million dollars of work under contract. American International Construction Corp., Inc. was formed in 1985 by Nathan Schweitzer and Louis Seidel. Mr. Seidel was previously President of Tri-Ess Inc., a Baltimore, Maryland construction company which constructed seven multi-family housing projects, five of which were financed by HUD-insured mortgages. The Builder has no involvement with the Fieldpointe Complex other than as general contractor.

Management

The management agent for the Fieldpointe Complex will be Wilder Richman Management Corporation ("WRMC"), an affiliate of the WRC General Partner that is based in New York. WRMC currently manages, directly or in a supervisory capacity, in excess of 1,000 residential housing units located in the states of New York and New Jersey and employs approximately thirty employees with on-site management responsibilities.

Community Profile

The City of Frederick is located in Frederick County in north central Maryland, approximately equidistant between Baltimore and Washington, D.C. The city is readily accessible to both of these metropolitan areas on limited access highways (Routes 70 and 270, respectively). Major employment centers located to the south are Gaithersburg and Rockville, and the city serves as a bedroom community for these municipalities.

Frederick is served by the Baltimore-Washington International Airport and Dulles/Washington Airports. Charter air service is available from the Frederick Municipal Airport, where a $20 million airport expansion program was recently completed.

Competition and Market Trends

The following information concerning competition and market trends in the market area in which the Fieldpointe Complex is located was supplied by REDE Associates ("REDE"), a firm established in 1983 specializing in market and feasibility studies and strategy planning for real estate developments and is believed to be reliable by the Partnership. REDE Associates is based in Atlantic Beach, Florida. Edward Mitnick, President of REDE Associates, has been involved in real estate and economic research since 1965 and has previously served as an economist with the U.S. Department of Labor and the U.S. Department of Housing and Urban Development.

Neighborhood Location

The Fieldpointe Complex is located within one mile of Interstate 270 and Interstate 70, which lead to Washington, D.C. and Baltimore, respectively. Frederick is within fifteen miles of major high technology corporate centers in Gaithersburg and Rockville, Maryland, which are nearer suburbs of Washington, D.C. The Fieldpointe Complex is approximately twenty-five miles from the Washington, D.C. Metro Subway System Station and is within one hour's drive of three international airports (National, Dulles International, and Baltimore/Washington International). Frederick's population of approximately 34,000 has experienced high growth of nearly 25% since 1980.

Rent-up of apartment units in the Fieldpointe Complex has commenced and the General Partners believe a substantial number of units are expected to be rented and lease agreements entered into prior to completion of construction of the Complex. As of March 1, 1987, 10 of the buildings comprising the Fieldpointe Complex, each containing 12 units, have been completed and rental or lease agreements have been entered into or applications for leases approved for more than 120 apartments. Construction is currently scheduled to be completed by August 15, 1987.

Increases in population in recent years have brought increased demand for housing in Frederick County. Between 1940 and 1980 the total number of housing units increased 169 percent or 24,868 units. Over one-half the total housing increases in the past forty years occurred between 1970 and 1980. During the 1970s almost 13,370 units were constructed.

During the 1970s the impact of the expanding metropolitan areas of Washington and Baltimore, combined with better access and relatively lower land and construction costs, more than doubled the previous ten-year increase in housing units. The 51 percent increase in housing construction during the 1970s in Frederick County ranked seventh in the state out of the 22 counties and Baltimore City. Frederick County also ranked seventh in average annual construction rates in the state with 1,337 units.

In that period, construction of duplex, townhouse and apartment units increased dramatically compared to construction of traditional single-family dwelling units. This trend was especially evident toward the end of the 1970s. While single-family units accounted for up to 72 percent of the housing units constructed in the country in 1970, in 1980 over 45 percent of the new units constructed in the country were either duplexes, townhouses or apartments.

Even given this trend, the housing stock in Frederick County today remains overwhelmingly of the single family detached type. Duplexes, townhouses and apartments depend upon the availability of community water and sewerage systems, which tend to be located in and around the municipalities. In 1980, 57 percent of all townhouse and multi-family dwellings were located in and around Frederick City.

Vacancy Rates. In Frederick County, vacancy rates between 1960 and 1980 remained relatively constant. Although the number of vacant units increased from 989 to 2,043, the percentage of the total housing stock vacant rose from only 4.6 percent in 1960 to 5.2 percent in 1980. In comparison, the state had a 1980 vacancy rate of 5.7 percent. Frederick, with the greatest concentration of housing found in the county, had a 1986 vacancy rate of approximately five (5%) percent.

Financing

The financing of the Fieldpointe Complex is provided from proceeds of $11,125,000 of tax-exempt bonds (the "Bonds") which are limited obligations of the City of Frederick, Maryland (the "Issuer") and were issued pursuant to a trust indenture dated as of December 1, 1985 (the "Trust Indenture") between the Issuer and The Riggs National Bank of Washington, D.C. as trustee ("Trustee"). The bonds were issued for the purpose of making a mortgage loan (the "Loan") to the Carrollton Partnership to pay a portion of the costs of acquiring the land and constructing the Fieldpointe Complex. Pursuant to the terms of the Bonds, at least 20 percent of the units comprising the Fieldpointe Complex are required to be occupied by individuals of low or moderate income within the meaning of Section 103(b)(4)(A) of the Internal Revenue Code, as amended, and the regulations thereunder. The Loan is evidenced by the Carrollton Partnership's non-recourse deed of trust note ("Deed of Trust Note") and deed of trust ("Deed of Trust") which are insured by the Secretary of Housing and Urban Development ("HUD") acting through the Federal Housing Commissioner pursuant to Section 221(d)(4) of the National Housing Act, as amended (the "FHA Commitment").

Certain of the Bonds (in the aggregate amount of $8,828,143) mature in the years 1986 through 1995 and in 2010, and are "Current Interest Bonds," on which interest is currently payable at certain specified rates commencing March 1, 1986 and on each September 1 and March 1 thereafter (each, an "Interest Payment Date") through September 1, 1995 with final payment on September 1, 2010. All outstanding Current Interest Bonds are issuable in denominations of $5,000 or any whole multiple thereof. The remaining Bonds (in the aggregate amount of $2,296,857) mature in the years 1996 through 2004 and in 2028, and are "Capital Appreciation Bonds," on which no interest is payable until the date of maturity or prior redemption. The interest payable at maturity on each Capital Appreciation Bond is that amount which, compounded semiannually on the initial principal amounts (or purchase price) of the bond at a rate equal to certain specified yields, will produce a specified value at maturity for such Capital Appreciation Bond. One consequence of the Capital Appreciation Bonds is that the amount needed to discharge such bonds will substantially exceed the initial principal amount (although any such excess should not affect the extent of the Carrollton Partnership's obligations in respect of such financing—see discussion of "First Mortgage Financing" below).

Investment earnings, together with interest payments under the Deed of Trust, will be applied to pay debt service on the Bonds during construction of the Fieldpointe Complex. The FHA Commitment allows $830,782 to be included in the amount of the Note for interest on FHA insured advances under the Deed of Trust. The Carrollton Partnership has deposited the sum of $300,000 with the Trustee (in the form of a letter of credit) to supplement investment earnings.

The proceeds from the sale of the Bonds (the "Bond Proceeds") have been paid to the Trustee for deposit in certain "funds" established under the Trust Indenture, as follows:

Application of Net Bond Proceeds

Construction Fund	$10,494,100
(Mortgage Account)
Debt Service Reserve Fund
(Bond Reserve Account)	544,900
(Mortgage Reserve Account)	86,000
$11,125,000

Pursuant to the Loan Agreement, the Carrollton Partnership has delivered to the Trustee, for deposit in the Mortgage Reserve Account of the Debt Service Reserve Fund established under the Trust Indenture, the sum of $270,000 in the form of an irrevocable letter of credit which is issued by a qualified banking institution.

Pending disbursement of the Bond Proceeds, the monies in the Mortgage Account of the Construction Fund have been invested at a guaranteed rate of return of 7.55% per annum pursuant to an investment agreement between the Trustee and MBank Dallas, N.A. The investment agreement provides that MBank Dallas, N.A. will pay to the Trustee interest at the aforesaid rate on amounts in the Mortgage Account for a term expiring on September 1, 1988. Such investment income will be deposited by the Trustee in the Investment Income Account of the Construction Fund. Amounts in the Investment Income Account will be applied, together with interest payments on the Deed of Trust, to the payment of debt service on the Bonds.

In addition, the amount in the Bond Reserve Account of the Debt Service Reserve Fund has been invested at a guaranteed rate of 9.25% per annum until September 1, 2015 and 7.25% per annum thereafter until March 1, 2028 pursuant to an investment agreement between the Trustee and Federal National Mortgage Association ("FNMA"). The investment agreement provides that FNMA will pay to the Trustee interest at the aforesaid rate during such period on the amounts in the Bond Reserve Account for a term expiring on the maturity date of the Bonds. Interest earned under this Investment Agreement will be deposited in the Investment Income Account of the Construction Fund during the construction period for the Fieldpointe Complex for application as described in the preceding paragraph and will be deposited in the Debt Service Account after completion of construction.

The interest earned during the construction period under the Investment Agreements for the Construction Fund and the Debt Service Reserve Fund plus the amount of interest payments under the Deed of Trust may be less than the interest payable on the Bonds during construction. The Carrollton Partnership has delivered to the Trustee pursuant to the Loan Agreement an irrevocable letter of credit in the amount of $300,000 for deposit into the Investment Income Account in order to supplement the earnings under the Investment Agreements.

First Mortgage Financing

The Carrollton Partnership is the obligor on a first mortgage loan with a term of 40 years bearing fixed interest at a rate of 9.5% and requiring periodic mortgage insurance payments of approximately 0.5%, for a total constant effective debt service rate of approximately 10.25%. The Carrollton Partnership may sell the Property subject to the first mortgage financing prior to the year 2000 with FHA and HUD approval, and beginning in the year 2000 the first mortgage loan is prepayable subject to the payment of prepayment penalties that begin at 3% and decrease to zero over approximately four years. Accordingly, even if the terms of the Capital Appreciation Bonds that provided the proceeds loaned to the Carrollton Partnership resulted in negative amortization and an increase in the principal obligation of the obligor at maturity, the Carrollton Partnership would nonetheless only be liable for principal and interest obligations under its first mortgage loan. Moreover, the terms of the underlying bond issue and related indenture are such that portions of the Capital Appreciation Bonds are required to be redeemed in accordance with their terms on a schedule such that no overall increase in the principal obligations of the obligor on the bonds will ever take place.

Role of Special Limited Partner

As a limited partner of the Carrollton Partnership, the Partnership will not be entitled to take part in the operation or management of the business of the Operating Partnerships. However, the H/WRC General Partner will act as Special Limited Partner of the Carrollton Partnership and will have the right (i) to remove the Carrollton Developer General Partner (and any other general partners) as general partner(s) of the Carrollton Partnership without cause at the direction of the Partnership, subject to certain conditions, (ii) to consent to certain major financial and partnership transactions affecting the Carrollton Partnership, and (iii) beginning in approximately the 10th year of operations of the Fieldpointe Complex, to cause the Carrollton Partnership to sell the Fieldpointe Complex and distribute the proceeds of such sale.

In addition, the Special Limited Partner may be the Carrollton Guaranteed Investment Contract Escrow Agent and will be authorized (or will be the only party to the Carrollton Guaranteed Investment Contract Escrow Agreement authorized to direct the Carrollton Guaranteed Investment Contract Escrow Agent) to take or omit actions with respect to the Carrollton Guaranteed Investment Contract (the other parties to the Carrollton Guaranteed Investment Contract Escrow Agreement are the Carrollton Partnership, the Carrollton Developer General Partner and the Carrollton Guaranteed Investment Contract Escrow Agent if other than the H/WRC General Partner). Inasmuch as the disbursement of the Carrollton Guaranteed Investment Contract Return for any year is expected to be dependent solely on the level of net operating cash distributable by the Carrollton Partnership, the H/WRC General Partner is expected to be required to exercise its authority in this regard only in the event of an unforeseen early termination of the Carrollton Partnership (or the interest of the Partnership therein), or other unusual circumstances.

See "Investment Objectives and Policies—Role of Special Limited Partner."

Operating Partnership Interest

The Partnership expects to acquire an interest as a limited partner in the Carrollton Partnership (the "Carrollton Partnership Interest"), which owns the Fieldpointe Complex. The Partnership will acquire the Carrollton Partnership Interest for an aggregate consideration of $3,121,995 by acquiring approximately 99% of the limited partnership interests in the Carrollton Partnership from the current partners thereof (including the Developer General Partner thereof), who have an aggregate cost basis in such interests of approximately $1,999,000. The Carrollton Developer General Partner will retain the interest in the Carrollton Partnership described as being retained by each Developer General Partner under "Profits, Losses and Distributions—Operating Partnership Level," and for a nominal consideration the Special Limited Partner will obtain a 0.1% interest in the Carrollton Partnership.

Of the aggregate consideration to be paid in respect of the Carrollton Partnership Interest, approximately $1,322,691 will be invested in a Guaranteed Investment Contract that will be required to be held in trust by the Guaranteed Investment Contract Escrow Agent pursuant to a Guaranteed Investment Contract Escrow Agreement. The amount invested in such Guaranteed Investment Contract will be calculated to be sufficient to provide the Limited Partners with the allocable portion of their 7% Guaranteed Cash Return.

The balance of the consideration payable in respect of the Carrollton Partnership Interest (approximately $1,799,304), will be payable to the Carrollton Developer General Partner in installments as follows: 80% upon completion of construction of the Fieldpointe Complex and the remaining 20% after achieving Rental Achievement (i.e., that continuous occupancy rate providing an aggregate rental income of not less than $119,429.16 per month for a period of three months). The obligation of the Partnership to make payment of such deferred installments will be evidenced by delivery of a promissory note secured by standby letters of credit. Pending payment of deferred installments, the Partnership will invest such amounts in Permitted Interim Investments, and expects to apply the interest earned on such Permitted Interim Investments to the payment of fees in respect of such standby letters of credit with a portion of the excess, if any, to be paid to the Carrollton Developer General Partner.

The actual amount of the consideration payable by the Partnership in respect of the Carrollton Partnersip Interest may be adjusted to take account of adjustments in the balance of the mortgage loan payable by the Carrollton Partnership from the expected balance of $10,494,100. Such adjustments could occur upon final certification of certain construction costs by HUD. Adjustments that effect an increase in such mortgage loan balance would decrease the amount of the consideration payable by the Partnership, while adjustments that decrease such mortgage loan balance would increase the amount of the consideration payable by the Partnership. In no event will any such adjustments exceed ± 2% of the lower of the appraised value of the Property or the total combined debt and equity of the Operating Partnership.

The Carrollton Developer General Partner will guarantee substantial completion of construction, backed by payment and performance bonds, each in the amount of $8,116,720, by the personal guarantee of the Carrollton Developer General Partner and the equity payment holdbacks described above. The Carrollton Developer General Partner will also commit up to $1 million in the form of a guarantee to the Carrollton Partnership against working capital and operating deficits for a period three years from the scheduled completion of construction date. Any operating deficit loans by the Carrollton Developer General Partner to the Operating Partnership will be repayable by the Operating Partnership to the extent of (i) net operating cash flow realized prior to the expiration of its Guaranteed Investment Contract (during which period distributions from the Guaranteed Investment Contract are intended to be available to satisfy the allocable portion of the Limited Partners' 7% Guaranteed Cash Return), (ii) thereafter, net operating cash flow in excess of the level necessary to provide the Partnership with amounts sufficient to satisfy the allocable portion of the Limited Partner's 8% Preferred Return in any year, or (iii) sale or refinancing proceeds of the Fieldpointe Complex following distributions thereof to the Partnership sufficient to enable it to make distributions to Limited Partners in an amount equal to (A) any deficits in prior distributions to Limited Partners in satisfaction of the allocable portion of their 8% Preferred Return not made up through subsequent distributions of net operating cash flow, and (B) the Partnership's allocable gross proceeds with respect to the Fieldpointe Complex. Following the three year period of operating deficit guarantees, the manager of the Fieldpointe Complex (an Affiliate of the Developer General Partner) will continue to agree to defer its management fees for any period to the extent necessary to avoid operating cash flow deficits, provided that any amount so deferred will be payable from the first available positive cash flow generated by the Fieldpointe Complex (without giving effect to any distributions to the Partnership).

Prior to completion of construction, no distributions will be made by the Carrollton Partnership, other than in connection with the Carrollton Guaranteed Investment Contract Return.

Reversal of Acquisition

If (i) construction of the Fieldpointe Complex is not completed in accordance with the requirements of the Carrollton Partnership's partnership agreement, (ii) final endorsement of the Carrollton Partnership's first mortgage financing arrangements by the FHA has not occurred by December 31, 1989, or (iii) a proceeding to foreclose the Mortgage Loan of the Carrollton Partnership has commenced prior to December 31, 1989 which has not been dismissed within 90 days of being instituted, then the general partners of the Carrollton Partnership (including Wilder Richman Corporation in its capacity as a General Partner of the Carrollton Partnership) will be required to offer to reverse the Partnership's and the Special Limited Partner's acquisition of equity in the Fieldpointe Complex. It is expected that, if called upon, this obligation will be satisfied by the Carrollton Developer General Partner (i) releasing all claims to payment of deferred amounts and to the letters of credit that guarantee the Partnership's payment obligations and (ii) causing the Carrollton Partnership to distribute to the Partnership in redemption of the balance of its Carrollton Partnership Interest the Guaranteed Investment Contract (or the portion thereof) previously transferred or assigned to the Carrollton Partnership as part of the Partnership's capital contribution. See "Investment Objectives and Policies—Structure of Investments in Operating Partnership."

Independent Appraisal

The Partnership, prior to its purchase of its interest in Carrollton Partnership, will obtain an appraisal from an independent MAI appraiser stating that the fair market value of the Fiedpointe Complex, if completed as proposed and rent-up has been achieved at projected rent levels, would be an amount which is in excess of the total amount to be invested by the Partnership in the Carrollton Partnership. Such appraisal is only an estimate of the Property's value and should not be relied on as a measure of realizable value. The appraisal of the Fieldpointe Complex will be kept in the records of the Partnership for at least five years during which time it is available for inspection by Limited Partners. See "Summary of the Partnership Agreement—Books and Records."